SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

MARKET VALUE ADJUSTMENT ENDORSEMENT

This endorsement is part of the Contract to which it is attached and is effective as of March 19, 2012. Except as stated in this endorsement, it is subject to the provisions contained in the Contract.

Definitions
Contract: an individual or group annuity contract and any certificate issued under a group annuity contract.

General
The following is added to the Contract provision titled “Market Value Adjustment”:

Regardless of any interest rates declared by the Company, we will not apply a market value adjustment that would otherwise reduce the amount withdrawn. The amount of any market value adjustment will never be less than zero.

Termination
This endorsement will terminate upon the date the Contract terminates.

/s/ Westley V. Thompson
Westley V. Thompson, President

11-VA-E-05